Evolution Acquisition Corporation
700 Gemini, Suite 100
Houston, TX 77058

January 27, 2011

VIA EDGAR

United States Securities
& Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-7010
Attention:  Celeste Murphy
       John Harrington

Re:          Evolution Acquisition Corporation
Registration Statement on Form 10-12G
Filed November 10, 2010
File No. 000-54184
Amendment No. 1. To Registration Statement on Form 10-12G/A
Filed January 7, 2011

Dear Ms. Murphy,

This is in reply to your letter of comment dated December 2, 2010 (the "Comment Letter"), regarding the Registration Statements on Form 10-12G filed on November 10, 2010 as indicated above.  Please note that we did not include a marked version of the Company's Amendment No. 2 to the Registration Statement due to the volume of paper, but will provide upon request.

The paragraph numbers below correspond to the numbered paragraphs in your Comment Letter and the page references are the same as set forth in your Comment Letter.  The page references in our responses refer to the page number of the unmarked Amendment.  We do not repeat your comments but will try to respond to your expressed concerns.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 13

Comment No. 1.  The Company respectfully submits that it has amended its disclosure to include the share voting and investment power over the shares of Nautilus Global Partners, LLC.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 14

Comment No. 2.  The Company respectfully submits that Mr. Rozelle had submitted his resignation as sole officer and director of VPGI to its largest shareholder.  This position has not been an active position for over two years, and this reference was removed from his biography.

Involvement of Officers and Directors in Blank Check Companies, page 15

Comment No. 3.  The Company respectfully advises the Staff that it expanded its disclosure to include prior blank check companies and to further clarify which companies are still blank check companies.

Item 7. Certain Relationships and Related Transactions, page 16

Comment No. 4.  The Company respectfully submits that the only groups that would be able to be considered promoters as defined in Rule 12b-2 under the Exchange Act are the founders of the Company.  The Company has identified these as founders in the statement, and has added additional disclosure regarding related transactions.

Item 10.  Recent Sales of Unregistered Securities, page 16

Comment No. 5.  The Company respectfully submits that it has included the disclosure required by Item 701 of Regulation S-K with respect to its 2008 private placement.

Report of Independent Registered Public Accounting Firm, page F-1

Comment No. 6.  The Company respectively submits that it corrected the clerical error referring to Lunar Growth Corporation in the third paragraph in the first Amendment to the Registration Statement on Form 10-12G filed on January 7, 2011, the only change made to the aforementioned Registration Statement in Amendment No. 1.

Updating

Comment No. 7.  The Company respectfully submits that the interim financial statements for the quarterly period ended September 30, 2010, have been added to Amendment No. 2 of the Registration Statement

The Company acknowledges the following:

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions, please do not hesitate to contact me at 713-600-8852 or you may contact me via e-mail at joe@aainvestments.com if you have further comments or desire any further information.

Very truly yours,

Evolution Acquisition Corporation

By: /s/  Joseph Rozelle
Joseph Rozelle